Office of International Corporate Finance
Securities and Exchange Commission
Room 3628 100F Street North East
Washington DC 20549
United States of America

29th September 2006

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
Rule 12g3-2 (b) exemption

We refer to the above and enclose herewith Discloseable Transaction dated 28 September 2006 in connection with the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Aldous Chiu

Encl.
AC/kh

新世界發展有限公司
New World Development Company Limited

(incorporated in Hong Kong with limited liability)
(stock code: 0017)

NWSH
新創建集團有限公司
NWS Holdings Limited

(incorporated in Bermuda with limited liability)
(stock code: 0659)

DISCLOSEABLE TRANSACTIONS

Each of the NWD Board and the NWSH Board is pleased to announce that on 28 September 2006, the JV Parties entered into the Joint Venture Agreement to establish the JV Enterprise and to agree on certain terms relating to the business and management of the JV Enterprise and the investment in it.

As at the date of this announcement, NWD holds approximately 54% equity interest of NWSH and given that the percentage ratios involved are more than 5% but less than 25% for both NWD and NWSH, the Joint Venture Agreement and the transactions contemplated thereunder constitute discloseable transactions for each of NWD and NWSH and is subject to notification and publication requirements as set out in Rules 14.34 to 14.39 of the Listing Rules.

A circular containing details of the Joint Venture Agreement will be despatched to the respective shareholders of NWD and NWSH as soon as practicable.

BACKGROUND

Reference are made to the announcements issued by NWSH on 26 September 2005 and 10 April 2006 in relation to the Investment LoI and the Investment Framework Agreement respectively for the proposed setting up of the JV Enterprise for carrying on the business of developing, operating and managing a total of 18 large scale pivotal rail container terminals, one in each of the 18 Cities.

On 28 September 2006, the JV Parties entered into the Joint Venture Agreement to formally establish the JV Enterprise and to agree on certain terms relating to the business and management of the JV Enterprise and the investment in it.

THE JOINT VENTURE AGREEMENT

The principal terms of the Joint Venture Agreement are set forth below:

Date:	28 September 2006.
Parties:	CRCTC, NWS Service, CIMC and Promisky.
Purpose:	To establish the JV Enterprise and to agree on certain terms relating to the business and management of the JV Enterprise and the investment in it.
Name of the JV Enterprise:	中鐵聯合國際集裝箱有限公司 (China United International Rail Containers Co., Limited). The name of the JV Enterprise will be subject to the approval of the State Administration for Industry and Commerce.
Place of incorporation:	The PRC.

Equity interest: The equity interests in the JV Enterprise to be held by the JV Parties are:

CRCTC	58%
NWS Service	22%
CIMC	10%
Promisky	10%
	100%

Total investment: RMB12.0 billion (approximately HK$11.5 billion). 35% of which shall be the registere capital of the JV Enterprise and the remaining 65% shall be funded by means of projec or commercial financing, etc. to be arranged by the JV Enterprise.

The registered capital of the JV Enterprise shall amount to RMB4.2 billio (approximately HK$4.0 billion), which represents 35% of the total investment, and 22% out of which shall be contributed by NWS Service, i.e. RMB924 million (approximatel HK$888.5 million). Such amount of registered capital shall be paid by way of thre equal instalments. The first instalment shall be paid within 30 days from the date c issue of the business registration certificate of the JV Enterprise while each of th remaining two instalments shall be paid on or before 31 December 2007 and 3 September 2008 respectively.

Pursuant to the terms of the Joint Venture Agreement, the difference between the tota investment amount of RMB12.0 billion and the registered capital of the JV Enterpris shall be funded by means of project or commercial financing, which shall be arrange by the JV Enterprise. In case that pledging of assets of the JV Enterprise shall not fulfil the requirement under such financing arrangement, the JV Parties are required t provide financial support in proportion to their respective interests in the JV Enterprise.

In this respect, the JV Parties shall provide financial support for any possible financin arrangement of the JV Enterprise in proportion to their respective interests in it, th highest possible amount to be provided by NWS Service shall be RMB1.716 billio (approximately HK$1.65 billion).

The investment amount to be contributed by NWS Service shall be fulfilled by interna funding and bank financing.

Scope of business: To develop and operate rail container terminal and related businesses, includin container receiving and dispatching, loading and unloading, cargo consolidation warehousing and storage, container repair, customs declaration, transshipment, clearanc and inspection, container trucking, distribution and logistics, international freigh forwarding, intermodal transportation and contracting of container block train service.

Board of directors: It shall be consisted of ten directors and two of whom shall be nominated by NWS Service.

Board of supervisors: It shall be consisted of seven supervisors and one of whom shall be nominated by NWS Service.

Term: 50 years.

The Joint Venture Agreement is subject to the approval of the relevant PRC government authorities.

REASONS FOR AND BENEFITS OF ENTERING INTO THE JOINT VENTURE AGREEMENT

Development of rail transportation is in line with the PRC's long-term policy for social and economic development particularly due to the advantages of its cost-effectiveness, energy saving and environmental protection. It is believed tha there will be potential growth for rail container transportation in the PRC to meet the anticipated foreign and domestic trad growth and freight movements. In addition, the JV Enterprise will have the right to develop and operate the said 18 larg scale pivotal rail container terminals in the 18 Cities, which include the major coastal and inland cities in the PRC. Each o the NWD Board and the NWSH Board considers that it is in the best interests of each of NWD and NWSH to enter into th Joint Venture Agreement.

The terms of the Joint Venture Agreement were negotiated on an arm's length basis and were determined on normal commercial terms. Each of the NWD Board and the NWSH Board believes that the terms of the Joint Venture Agreement are fair and reasonable and in the best interests of both NWD and NWSH and their respective shareholders as a whole.

BACKGROUND INFORMATION OF THE JV PARTIES

The principal business of CRCTC includes management and operation of railway container transportation.

The principal business of CIMC includes the design, manufacturing, sales, repairs and spare part supply of container: machine for road transportation and other transportation facilities.

The principal business of Promisky includes investment and operation of real estate and infrastructure projects.

INFORMATION RELATING TO NWD

The principal business of NWD includes investments in the area of property, infrastructure, services and telecommunication and technology. NWD is the ultimate holding company of NWSH.

As at the date of this announcement: (a) the executive directors of NWD are Dato' Dr. Cheng Yu Tung, Dr. Cheng Kar Shur Henry, Dr. Sin Wai Kin, David, Mr. Liang Chong Hou, David and Mr. Leung Chi Kin, Stewart; (b) the non-executiv directors of NWD are Mr. Cheng Yue Pui, Mr. Cheng Kar Shing, Peter, Mr. Chow Kwai Cheung, Mr. Ho Hau Ha Hamilton and Mr. Liang Cheung Biu, Thomas; and (c) the independent non-executive directors of NWD are Lord Sandber Michael, Mr. Yeung Ping Leung, Howard, Dr. Cha Mou Sing, Payson (alternate director to Dr. Cha Mou Sing, Payson: M Cha Mou Zing, Victor) and Mr. Lee Luen Wai, John.

INFORMATION RELATING TO NWSH

The principal business of NWSH includes: (i) the investment in and/or operation of facilities, contracting and transport; an (ii) the development, investment, operation and/or management of power plants, water treatment and waste managemer plants, roads as well as container terminals.

As at the date of this announcement: (a) the executive directors of NWSH are Dr. Cheng Kar Shun, Henry, Mr. Doo W Hoi, William, Mr. Chan Kam Ling, Mr. Tsang Yam Pui, Mr. Wong Kwok Kin, Andrew, Mr. Lam Wai Hon, Patrick, M Cheung Chin Cheung and Mr. William Junior Guilherme Doo; (b) the non-executive directors of NWSH are Mr. Wilfrie Ernst Kaffenberger (alternate director to Mr. Wilfried Ernst Kaffenberger: Mr. Yeung Kun Wah, David), Mr. To Hin Tsur Gerald and Mr. Dominic Lai; and (c) the independent non-executive directors of NWSH are Mr. Kwong Che Keung Gordon, Mr. Cheng Wai Chee, Christopher and The Honourable Shek Lai Him, Abraham.

DISCLOSEABLE TRANSACTIONS

To the best of the knowledge of each of the NWD Board and the NWSH Board, each of the JV Parties, except NW Service, and its respective ultimate beneficial owners are independent from and not connected with any of the director chief executives and substantial shareholders of each of NWD and NWSH or any of their respective subsidiaries o associates.

As at the date of this announcement, NWD holds approximately 54% equity interest of NWSH and given that th percentage ratios involved are more than 5% but less than 25% for both NWD and NWSH, the Joint Venture Agreemen and the transactions contemplated thereunder constitute discloseable transactions for each of NWD and NWSH and i subject to notification and publication requirements as set out in Rules 14.34 to 14.39 of the Listing Rules.

A circular containing details of the Joint Venture Agreement will be despatched to the respective shareholders of NWD an NWSH as soon as practicable.

TERMS USED IN THE ANNOUNCEMENT

Unless the context otherwise requires, capitalized terms used in this announcement shall have the following meanings:

"18 Cities"	Shanghai, Kunming, Xian, Wuhan, Qingdao, Zhengzhou, Chongqing, Shenzhen, Harbin Dalian, Lanzhou, Shenyang, Guangzhou, Chengdu, Urumqi, Tianjin, Beijing and Ningbo i the PRC
"CIMC"	China International Marine Containers (Group) Co., Ltd., a company incorporated in th PRC with limited liability and whose shares are listed in the Shenzhen Stock Exchange
"CRCTC"	中鐵集裝箱運輸有限責任公司 (China Railway Container Transport Corp. Ltd., fo identification purposes only), a company established in the PRC by the Ministry of Railways
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Investment Framework Agreement"	the investment framework agreement dated 10 April 2006 and made between NWS Ports CRCTC and other independent third parties for the proposed establishment of the J Enterprise
"Investment LoI"	the letter of intent of equity investment, of a non-legally binding nature, dated 15 Septembe 2005 and made between NWS Ports, CRCTC and other independent third parties for th proposed establishment of the JV Enterprise
"JV Enterprise"	a sino-foreign equity joint venture enterprise which will be established in the PRC pursuan to the terms of the Joint Venture Agreement
"JV Parties"	CRCTC, NWS Service, CIMC and Promisky

"Joint Venture Agreement"	the joint venture agreement dated 28 September 2006 and made among the JV Parties i respect of the establishment of the JV Enterprise and the investment in it
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"NWD"	New World Development Company Limited, a company incorporated in Hong Kong wit limited liability and whose shares are listed on the main board of the Stock Exchange. As a the date of this announcement, it holds approximately 54% equity interest of NWSH
"NWD Board"	the board of directors of NWD
"NWS Ports"	NWS Ports Management Limited, a company incorporated in British Virgin Islands, which i a direct wholly-owned subsidiary of NWSH
"NWS Service"	NWS Service Management Limited, a company incorporated in the Cayman Islands, which i a direct wholly-owned subsidiary of NWSH and has replaced NWS Ports, which wa previously announced as one of the JV Parties, as a JV Party to enter into the Joint Ventur Agreement
"NWSH"	NWS Holdings Limited, a company incorporated in Bermuda with limited liability an whose shares are listed on the main board of the Stock Exchange
"NWSH Board"	the board of directors of NWSH
"PRC"	the People's Republic of China
"Promisky"	Promisky Investment Limited, a company incorporated in Hong Kong with limited liability
"RMB"	Renminbi yuan, the lawful currency of the PRC
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"%"	per cent.

For the purpose of this announcement and for illustrative purpose only, amounts denominated in RMB have been translate into HK$ using the following rate:

HK$1 = RMB1.04

No representation is made that any amount in RMB or HK$ could have been or could be converted at the above rate or a any other rates at all.

By Order of the Board
New World Development Company Limited
Leung Chi Kin, Stewart
Company Secretary

By Order of the Board
NWS Holdings Limited
Dr. Cheng Kar Shun, Henry
Chairman

Hong Kong, 28 September 2006

* *For identification purposes only*

Please also refer to the published version of this announcement in The Standard.